Mail Stop 4561

December 4, 2006

Mark E. Secor
Chief Financial Officer
St. Joseph Capital Corporation
3820 Edison Lakes Parkway
Mishawaka, Indiana 46545

RE: St. Joseph Capital Corporation
   Schedule 14A
   Filed on November 22, 2006
   File Number 0-50219

Dear Mr. Secor:

      We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proxy Statement Cover Page

1. Please state the market price on the day prior to announcement here and in the summary discussion of the merger consideration.

2. In the third paragraph and at similar disclosure please state the percentage of shares controlled by St. Joseph officers and directors, reconcile this information with that on page 45 and disclose the percentage of shares controlled by Old National.

Summary

3. Please reorder the summary to place the items most material to a shareholders decision in the first few pages. For example, the information on pages 5-6 is less important to a voting decision than the disclosure on page 7 concerning the merger consideration, reasons for the merger, fairness opinion and taxation.

Interests of Certain Persons…, page 9

4. Please change the heading to clarify that the "interests" are financial and the "certain persons" are officers and directors and move this section to appear within the first 2 pages of summary disclosure.

5. Replace "certain" with the name of each officer and director and quantify the potential compensation. For example, state the aggregate amount of each type of compensation. Also describe the material consequences to them of the various agreements referenced in the last two sentences of the first paragraph. We note, for example, that at least one of your officers and directors appears to continue with the acquiring company. Provide a more detailed discussion of the consequences of these agreements, with quantification, in the body of the text.

6. Clarify the board seat and employment arrangements negotiated for St Joseph's management along with the other merger terms.

7. Please briefly contrast the new agreements, discussed beginning on page 17, with the superseded agreements. If these are in addition to the above referenced agreements, also provide a discussion of these new agreements in detail, with quantification, in the body of the text.

Background of the Merger, page 17

8. Clarify whether any price range or other material terms were included in the May/June 2006 indication of interest.

9. Reconcile the apparent discrepancy over whether this unsolicited indication of interest came in May or June 2006.

10. In the paragraph bridging pages 18 and 19 you reference three bids. Please indicate the principal terms and price of each of these three bids and, if different, of the "initial proposal from Old National." Also, clarify why the other expressions of interest were inferior to that of Old National.

11. If Old National is the "third party that contacted St. Joseph with an unsolicited indication," change the disclosure on page 17 to identify Old National. If not, revise the disclosure on page 19 to clarify the origin and date of the "initial Old National bid."

12. Clarify in the third full paragraph on page 19 the executive compensation issues negotiated.

13. Please expand to disclose the negotiation process of the price and other material terms.

Opinion of St. Joseph's Financial Advisor, page 21

14. Please clarify that you have specifically identified all of the material information considered or revise to identify the items referenced in the last bullet on page 22 and the "financial and other factors" reference in the second sentence of the first full paragraph on page 22.

Comparable acquisition analysis, page 25

15. We note that you only include the median information in the comparable company analysis at the top of page 26. Please include the average numbers, if not the minimum, maximum and average numbers.

16. Please quantify the total estimated payment to Allen & Company referenced in the paragraph bridging pages 26 and 27.

* * * * *

Closing Comments

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

· the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions please contact David Lyon at 202-551-3421, or me at 202-551-3448.

Sincerely,

Jessica Livingston
Senior Attorney

By FAX: John Rosenthal
        Fax number 312-984-3150